Exhibit 99.1

MMA.INC’s BJJLink Surpasses 17,000 Monthly Active Users, Demonstrating Strong Community Platform Traction

BJJLink Connect, BJJLink’s dedicated community platform, validates MMA.INC’s strategy to embed identity, engagement and community directly into its revenue generating academy platform

Highlights

●	MMA.INC’s community platform vision now delivered via BJJLink
●	17,000+ monthly active users now on BJJLink Connect
●	Approximately 4,800 peak daily active users recorded
●	4,000+ daily active users regularly active on training days

New York, NY – JULY 1, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry, today provided an update on the evolution of its community platform strategy, confirming that key elements of the Company’s February 2025 community and commerce platform vision have now been deployed into market through BJJLink Connect.

Following its acquisition of BJJLink, MMA.INC identified a clear opportunity to accelerate its community platform strategy through BJJLink Connect, the participant and academy application already embedded in the daily operations of martial arts academies and their students.

By building into an established, revenue generating platform, MMA.INC has moved its community strategy from closed beta into live market usage, creating a faster path to real world adoption across the martial arts academy ecosystem.

Recent platform data shows BJJLink Connect now has more than 17,000 monthly active users, peak daily active users of approximately 4,800, and daily active users regularly exceeding 4,000 on core academy training days. The Company believes this recurring daily engagement represents a significant validation point for BJJLink Connect, demonstrating that the platform is becoming part of the regular training behavior of martial arts participants and an increasingly embedded digital layer within the academy experience.

The Company believes these engagement metrics are a meaningful indicator of value creation because recurring monthly and daily active usage is central to how digital community platforms are assessed.

Through BJJLink Connect, MMA.INC now has a measurable, participant driven community layer inside its academy ecosystem, supporting future identity, retention, commerce and monetization initiatives across the Company’s broader platform strategy.

In February 2025, MMA.INC announced the closed beta of a fully integrated community and commerce platform designed to connect fans, fighters, coaches, gym owners and participants within a single mobile ecosystem. That original roadmap included many of the core building blocks now central to BJJLink Connect, including single sign-on identity, community engagement, participant profiles, gym and class discovery, training visibility and commerce functionality.

BJJLink Connect now brings those capabilities into a live academy environment, creating a shared digital layer that connects students, coaches and academy operators directly to real world training activity, class schedules, attendance, progress tracking and community engagement. Rather than existing as a standalone concept, MMA.INC’s community platform strategy is now operating inside the day-to-day rhythm of martial arts academies and their participants.

“The promise we made in early 2025 was to bring the martial arts community together under one digital roof,” said Nick Langton, Founder and Chief Executive Officer of MMA.INC. “BJJLink Connect is where that vision is now becoming measurable. We have moved from closed beta and product roadmap into active daily usage across real academies, with more than 17,000 monthly active users and recurring engagement that aligns directly with training behavior. This is exactly the type of embedded community layer we believe can create significant long-term strategic value across the MMA.INC ecosystem.”

BJJLink Connect: The Community Layer for Academies and Participants

BJJLink Connect serves as the participant-facing community and engagement application for the BJJLink platform, giving students and academies a dedicated digital home connected to the operational infrastructure already used by academy owners.

Importantly, BJJLink Connect delivers:

●	Personalized participant profiles, supported by a single sign-on identity across the BJJLink ecosystem
●	Training tracking and progress visibility, helping students monitor development and stay engaged between sessions
●	Academy schedules and class booking, integrated directly with each academy’s BJJLink management tools
●	Attendance and check-in functionality, connecting the digital experience to real-world training activity
●	Community and engagement features, helping participants stay connected to their academy and broader martial arts community

MMA.INC believes the strength of BJJLink Connect is its embedded usage model. Unlike a standalone community app that must acquire users from a standing start, BJJLink Connect is connected directly to the academy environment where participants already train, book classes, track attendance and engage with their coaches and teammates.

“The strategic advantage here is distribution,” added Mr. Langton. “BJJLink already sits inside the academy operating environment. By embedding Connect into that ecosystem, we are placing community and engagement functionality directly where martial arts participation happens. That creates a stronger foundation for retention, identity, payments, commerce and future XP Passport integration.”

Advancing MMA.INC’s Broader Ecosystem Strategy

The Company believes BJJLink Connect provides a critical foundation for its broader participation ecosystem by linking verified users, training activity and academy engagement within a single digital environment.

MMA.INC expects BJJLink Connect to become an important component of the Company’s long-term strategy to connect martial arts participants, academies, coaches, fans and commercial partners across BJJLink, MixedMartialArts.com, TrainAlta and the future XP Passport platform.

The Company confirmed that its broader consumer-facing MMA App remains part of its long-term roadmap and is expected to launch in the future as MixedMartialArts.com and XP Passport continue to evolve. The Company expects that future consumer-facing products will benefit from the real-world engagement data, identity infrastructure and academy-level participation activity now being developed through BJJLink Connect.

MMA.INC intends to issue a dedicated product release providing a fuller update on BJJLink Connect, including additional functionality, customer use cases and the role of Connect within the Company’s broader community, commerce and participation strategy.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 100,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.
-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.
-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc